UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 25, 2008

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 7.01 Regulation FD Disclosure

On September 25, 2008 the Company issued the following press release:

Puget Sound Energy announces plan to buy
'Mint Farm' natural gas-fired power plant in Longview
310-megawatt facility to help meet customers' growing energy needs

BELLEVUE, Wash. – Puget Sound Energy *[utility subsidiary of Puget Energy (NYSE: PSD)]* today announced plans to purchase a 310-megawatt (MW) natural-gas-fired power plant in southwest Washington as part of the utility's long-range initiative for meeting customers' growing electricity needs.

PSE has signed an agreement to buy the 9-month-old "Mint Farm" facility in Longview, Wash., from Minnesota-based Wayzata Opportunities Fund, LLC, an investment fund managed by Wayzata Investment Partners. The planned $240 million transaction is expected to close by the end of the year.

"This plant gives us another cost-effective, environmentally friendly source of power for ensuring that our growing region has reliable energy service," said Kimberly Harris, PSE executive vice president and chief resource officer. "Clean-burning, natural gas-fired power generation is a good complement to the renewable-energy resources we're steadily adding to our portfolio."

The Longview facility employs "combined-cycle" technology that allows it to generate electricity using both a natural gas cycle and, from the power-generating turbines' exhaust heat, a steam cycle. The process boosts operating efficiency, lowers fuel costs, and cuts air emissions.

The Mint Farm acquisition is part of PSE's ongoing efforts to procure a large amount of additional power supply for its customers. With Mint Farm, PSE will have obtained more than 1,300 MW of long-term resources over the past three years. These include PSE development of two large wind-power facilities – Hopkins Ridge (157 MW) and Wild Horse (229 MW) – in Eastern Washington and the purchase of two other natural-gas-fired power plants in the state. The first was a $120 million purchase in February 2007 of a 277-MW gas-fired combined-cycle power plant in Goldendale, Wash. The latest, in July 2008, was the $30 million acquisition of a 125-MW plant in Sumas, Wash.

Also included are power-purchase contracts for 50 MW of wind power from a wind facility in north-central Oregon and for 487 MW of power capacity from the Chelan County Public Utility District's Rocky Reach and Rock Island dams on the Columbia River. PSE also has constructed the Northwest's largest solar-power generating facility, a 500-kilowatt demonstration project located at PSE's Wild Horse Wind and Solar Facility near Ellensburg.

The population within PSE's Puget Sound service territory is predicted to increase by more than 1 million over the next 20 years, Harris noted. That growth, together with the expiration of some large purchased-power contracts in coming years, is prompting the utility to acquire approximately 4,400 MW of additional power capacity by 2027 – roughly double the peak power load of two cities the size of Seattle.

Under PSE's resource-acquisition strategy, the company issued a request for proposals in January seeking up to 1,340 MW of new power-supply resources by 2015. Out of 30-plus submitted bids, the Mint Farm purchase was among PSE's four short-listed targets for new power resources. The short list also includes two planned 20-year power purchases from wind facilities in Washington and Oregon, together totaling 250 MW of power capacity, and one short-term, winter-only power purchase to help PSE erase a projected near-term power-supply shortfall during customers' wintertime peaks in power usage.

The Mint Farm transaction is subject to approval by the Federal Energy Regulatory Commission. A commission decision is expected sometime this fall.

About Puget Sound Energy
Washington state's oldest and largest energy utility, with a 6,000-square-mile service territory stretching across 11 counties, Puget Sound Energy (PSE) serves more than 1 million electric customers and 737,000 natural gas customers. PSE meets the energy needs of its growing customer base through incremental, cost-effective energy conservation, low-cost procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure. For more information, visit www.PSE.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge

James W. Eldredge
Vice President and
Dated: September 25, 2008   Chief Accounting Officer